

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2021

Eddie Ni
Chief Executive Officer
Goldenstone Acquisition Limited
4360 E. New York St.
Aurora, IL 60504

> **Re: Goldenstone Acquisition Limited**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed November 1, 2021**
> **File No. 333-257209**

Dear Mr. Ni:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Prospectus Summary
Structuring a transaction in China, page 7

1. We note your disclosure on page 7 and throughout that VIE agreements would be designed to provide you with the economic benefits of and control over the subject assets or equity interests similar to the rights of full ownership and, similarly, on page 57, disclosure that states, "[d]ue to certain legal restrictions, foreign investors often acquire control of a PRC business through the use of contractual arrangements pursuant to which they effectively control the PRC business." However, neither the investors in the SPAC nor the holding company itself will have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Please refrain from

implying that the contractual agreements with a VIE will be equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to the post-combination company because of the VIE should be limited to a clear description of the conditions you will have to satisfy for consolidation of the VIE under U.S. GAAP. In addition, your disclosure should clarify that you will be the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements will not have been tested in a court of law.

Risk Factors
Risks Associated with Acquiring and Operating a Business Outside of the United States
U.S. laws and regulations, including the Holding Foreign Companies Accountable Act..., page 51

2.   Please expand this risk factor to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. In addition, please update your disclosure to reflect the SEC's adoption of the amendments to finalize the rules relating to the HFCAA.

 You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell at 202-551-3454 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Finance